Exhibit 99.1

The table below specifies the date, amount, weighted-average purchase price and range of price paid per share of Common Stock of AutoNation, Inc. purchased by Cascade Investment, L.L.C. (“Cascade”) during the period February 17, 2012 through March 14, 2012.  Cascade undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.  All transactions were effected in the open market on the New York Stock Exchange or through Electronic Communication Networks.

Date of Transaction	Number of Shares of Common Stock Purchased	Weighted-Average Price per Share	Range of Price per Share

2/17/2012	156,100	$ 34.8559	$ 34.75 -	$ 34.95

2/21/2012	592,600	$ 35.0603	$ 34.8399 -	$ 35.15

3/13/2012	314,792	$ 33.8981	$ 33.845 -	$ 34.00

3/14/2012	60,000	$ 34.6003	$ 34.595 -	$ 34.605